UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Timmons, Gorden H.
   5051 Westheimer
   Suite 725
   Houston, TX  77056
   USA
2. Issuer Name and Ticker or Trading Symbol
   American Residential Services, Inc.
   ARS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   November 20, 1997
5. If Amendment, Date of Original (Month/Year)
   November 14, 1997
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chief Operating Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |11/14/|P   | |10,000            |A  |$12.9375   |440,419            |D     |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |26,229             |I     |By Trust (1)               |
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                           |      |    | |                  |   |           |363,481            |I     |By Trust (2)               |
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                           |      |    | |                  |   |           |85                 |I     |401(k) Plan (3)            |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option |$13.47  |11/13|A   |V|13,000     |A  |11/13|11/13|Common Stock|13,000 |       |13,000      |D  |            |
(Right to Buy)        |        |/97  |    | |           |   |/98* |/07  |, par value |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |$.001 per sh|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |are         |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Shares are held by the Gorden H. Timmons Retained Annuity Trust for which Mr. Timmons is the trustee.
(2) Shares are held by the Gorden H. Timmons Exempt Family Trust for which Mr. Timmon's spouse is the trustee.

(3) Shares held by Mr. Timmons through the American Residential Services, Inc. 401(k) Plan as of 11/12/97;
fractional shares are not
included.
* The option vests 20% one year from grant date and 20% annually thereafter.
SIGNATURE OF REPORTING PERSON
Gorden H. Timmons
DATE
November 19, 1997